GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278

RECEIVED
2005 APR 28 P 5:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE



CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

Our Ref: GCSS-EL/0788/05/LTR



05007571

22 April 2005

The U.S. Securities & Exchange Commissio
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy of the announcement dated 18 April 2005 (*Hong Leong Group's Comments – Integrated Resort*).

Yours faithfully,

PROCESSED
MAY 03 2005
THOMSON FINANCIAL

ENID LING
Assistant Manager
(Corporate Secretarial Services)

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosures) (By Fax Only)

Ms Catherine Loh (without enclosures)

EL/kw

Confidentiality caution & disclaimer: This communication, together with any attachment, is intended only for the use of the individual or entity to which it is addressed, and may contain information that is privileged and confidential. If you are not the intended recipient, please be informed that any dissemination, distribution or copying of this communication or any attachment is strictly prohibited. If you have received this communication in error, please advise the sender by reply telephone/e-mail, so that we can arrange for its return at our expense or request for its destruction. Thank you for your co-operation.

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	18-Apr-2005 20:31:08
Announcement No.	00106

>> Announcement Details

The details of the announcement start here ...



Announcement Title *	Hong Leong Group's Comments - Integrated Resort
Description	We attach herewith a statement issued by Mr Kwek Leng Beng, Executive Chairman of the Hong Leong Group, for information.
Attachments:	hlgp_comments_intergrated_resort.pdf Total size = **20K** (2048K size limit recommended)



Hong Leong Group
Singapore
Group Corporate Affairs

18 April 2005

Integrated Resort; Hong Leong Group's comments:

"The Hong Leong Group – and its listed companies City Developments Limited and Millennium & Copthorne Hotels plc - firmly supports the Government's decision on allowing two world-class integrated resorts at the Marina Bay front and Sentosa sites. We know the Government reached its decision after carefully considering all views in great depth. From a business point of view, we believe the decision by the Government will help address the challenges Singapore faces in the field of tourism, GDP growth and employment.

Prior to today, as a Group, we held discussions with many of the major contenders for the integrated resorts. We did not enter into any exclusive agreement with parties at that stage. We are now in talks on partnership arrangements and will seriously consider viable proposals. The integrated resort concept compliments very well our overall expertise in property investment and development, and hotel owner and operator."

- Mr. Kwek Leng Beng, Executive Chairman, Hong Leong Group

==================================

For more information, please contact :
Gerry de Silva, Group Corporate Affairs Manager
Hong Leong Group
DID: 6428 9308 / 9
HP: 9731 7122

9 Raffles Place
#36-00
Republic Plaza
Singapore 048619
Tel: 6438 0880
Fax: 6534 3060
www.hongleong.com.sg